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                       September 19, 2023

       Xin Wang
       People   s Republic of China
       Meihua International Medical Technologies Co., Ltd.
       88 Tongda Road, Touqiao Town
       Guangling District, Yangzhou, 225000
       People   s Republic of China

                                                        Re: Meihua
International Medical Technologies Co., Ltd.
                                                            Registration
Statement on Form F-3
                                                            Filed August 24,
2023
                                                            File No. 333-274194

       Dear Xin Wang:

              We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Xin Wang
FirstName LastNameXin   Wang
Meihua International Medical Technologies Co., Ltd.
Comapany 19,
September NameMeihua
              2023      International Medical Technologies Co., Ltd.
September
Page 2    19, 2023 Page 2
FirstName LastName
Registration Statement on Form F-3, filed August 24, 2023

Cover Page

1.       We note your statement on the cover page that "Meihua faces various legal and
         operational risks and uncertainties as a company with its principal subsidiaries based in and primarily operating in China." Please expand on this disclosure to state whether these risks could result in a material change in your operations and/or the value of your securities or could significantly limit or completely hinder your ability to offer securities to investors and cause the value of your securities to significantly decline or be worthless.
         Your disclosure should address how recent statements and regulatory
actions by China   s
         government, such as those related to the use of variable interest entities and data security
         or anti-monopoly concerns, have or may impact the company   s ability
to conduct its
         business, accept foreign investments, or list on a U.S. or other foreign exchange.
2. We note your disclosure in the prospectus summary on page 1 that "[t]he securities offered in this prospectus are the securities of Meihua International, an exempted company which was incorporated under the laws of the Cayman Islands." Please include similar disclosure on the cover page of the prospectus.
3. We note your description of how cash is transferred through your organization. Please revise to disclose your intentions to distribute earnings. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, or to investors, and quantify the amounts where applicable. Provide a cross-
         reference to the consolidated financial statements.
Commonly Used Defined Terms, page iii

4.       We note your statement that "   China    or the    PRC    refers to
the People   s Republic of
         China, including the special administrative regions of Hong Kong and Macau, and only when this prospectus refers to specific laws and regulations adopted by the PRC and the
         discretion of China governmental authorities, reference to    China
or the    PRC    excludes
         Taiwan and the special administrative regions of Hong Kong and Macau." Please clarify that the legal and operational risks associated with operating in China discussed elsewhere in the prospectus also apply to operations in Hong Kong and Macau. Prospectus Summary, page 1

5. Please revise to quantify dividends or distributions made to U.S. investors, the source, and their tax consequences or state that no dividends have been made to date.
Key Information Related to Doing Business in China
Risks and Uncertainties Related to Doing Business in China, page 2

6. We note certain differences between your disclosure appearing in the "Key Information
         Related to Doing Business in China" and "Risk Factor" sections of your prospectus as
 Xin Wang
FirstName LastNameXin   Wang
Meihua International Medical Technologies Co., Ltd.
Comapany 19,
September NameMeihua
              2023      International Medical Technologies Co., Ltd.
September
Page 3    19, 2023 Page 3
FirstName LastName
         compared to the disclosure appearing in your Amended Annual Report on Form 20-F filed on August 29, 2023 relating to legal and operational risks associated with operating in
         China and PRC regulations. As noted in our comment letter to your Amended Annual
         Report dated August 25, 2023, it is unclear to us that there were recent changes in the regulatory environment in the PRC warranting revised disclosure to mitigate the challenges you face and related disclosures. The Sample Letters to China-Based
         Companies sought specific disclosure relating to the risk that the PRC government may intervene in or influence your operations at any time, or may exert control over operations of your business, which could result in a material change in your operations and/or the value of the securities you have registered for sale. We remind you that, pursuant to
         federal securities rules, the term    control    (including the terms
  controlling,       controlled
         by,    and    under common control with   ) as defined in Securities
Act Rule 405 means    the
         possession, direct or indirect, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities,
         by contract, or otherwise.    The Sample Letters also sought specific
disclosures relating to
         uncertainties regarding the enforcement of laws and that the rules and regulations in China can change quickly with little advance notice. Because the disclosure in your prospectus has removed references to PRC laws being inconsistent and unpredictable, the
         PRC government   s power to exercise significant oversight and
discretion over the conduct
         of your business, the fact that the regulations to which you are subject may change rapidly and with little notice, and the level of government involvement in the Chinese economy, we do not believe that your revised disclosure conveys these risks. We also note your language in your risk factor captioned "We may not be able to prevent others from the unauthorized use of our intellectual property, which could materially harm our business and competitive position" noting that you may not be able to effectively protect your intellectual property rights or to enforce your contractual
rights in China    or in other
         jurisdictions.    However, you disclose that Meihua is not a Chinese
operating company but
         a Cayman Islands holding company with all operations conducted by its subsidiaries located in mainland China. Please revise your disclosures in these areas to be consistent with the corresponding disclosures as they exist in your Amended Annual Report as of
         August 29, 2023.
Incorporation of Documents by Reference, page 40

7. Please updated your Incorporation of Documents by Reference section to refer to your most recent amendment to your Annual Report on Form 20-F which was filed on August
         29, 2023.
Signatures, page II-4

8. We note that the signatures for your three directors have been provided by your Chief
         Executive Officer acting as their attorney-in-fact. However, you have not included a signed power of attorney as an exhibit to the Registration Statement. When you file your next amendment to the Registration Statement, please include signatures for these
 Xin Wang
Meihua International Medical Technologies Co., Ltd.
September 19, 2023
Page 4
      directors signed in their own capacity or include signed powers of attorney as exhibits. Please refer to Item 601(b)(24) of Regulation S-K.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

      Please contact Conlon Danberg at 202-551-4466 or Margaret Schwartz at 202-551-
7153 with any questions.



                                                           Sincerely,

FirstName LastNameXin Wang                           Division of Corporation
Finance
                                                     Office of Industrial
Applications and
Comapany NameMeihua International Medical Technologies Co., Ltd.
                                                     Services
September 19, 2023 Page 4
cc:       Megan J. Penick, Esq.
FirstName LastName